EXHIBIT 7.1

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

STATEMENT RE COMPUTATION OF RATIOS

	December 31,	December 31,	December 31,	December 31,	December 31,
(In millions of euro)	2007	2006	2005	2004	2003

Cash Operating Profit (COP)
Net income	€495.5	€313.4	€298.9	€272.1	€231.9
Cumulative effect of accounting change for StatementNo.123(R), net of income taxes of €0.2 million in 2006	—	0.8	—	—	—
Minority interests	12.0	4.8	10.5	13.1	11.0
Share of (income) of equity method investees	(20.0)	(24.8)	(23.9)	(5.2)	(4.3)
Income tax expense	87.7	89.2	111.8	77.4	83.9
Other expenses	0.6	0.1	3.0	8.3	7.1
Other income	(1.0)	(0.4)	(2.5)	(4.2)	(4.9)
Interest income	(10.7)	(10.3)	(3.3)	(6.6)	(11.5)
Interest expense	96.3	86.3	56.2	66.9	64.7

Operating profit	660.4	459.1	450.7	421.8	377.9
Add: Amortization of intangible assets	1.4	0.7	0.2	—	—
Add: Depreciation of property, plant and equipment	362.9	330.2	309.7	285.8	274.2
Add: Impairment charges	—	24.5	0.9	3.6	—
Add: Stock option compensation	5.8	4.0	—	—	—
Cash Operating Profit (COP)	€1,030.5	€818.5	€761.5	€711.2	€652.1

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

RETURN ON INVESTED CAPITAL

	December 31,	December 31,	December 31,
(In millions of euro, except percentages)	2007	2006	2005

Tax Shield:
Interest expense	€(96.3)	€(86.3)	€(56.2)
Greek statutory tax rate	25%	29%	32%
	€(24.1)	€(25.0)	€(18.0)
Amended Profit and Loss
Operating profit	€660.4	€459.1	€450.7
Add: Share of income of equity method investees	20.0	24.8	23.9
Less: Income tax expense	(87.7)	(89.2)	(111.8)
Less: Tax shield	(24.1)	(25.0)	(18.0)
	€568.6	€369.7	€344.8

Capital Employed
Cash and cash equivalents	€(176.2)	€(288.7)	€(168.5)
Short-term borrowings	259.1	269.3	310.0
Current portion of long-term debt	—	—	243.9
Current portion of capital lease obligations	52.6	33.9	19.8
Long-term debt, less current portion	1,472.8	1,516.4	1,278.4
Capital lease obligations, less current portion	109.1	82.2	50.3
Net borrowings	1,717.4	1,613.1	1,733.9
Shareholders’ equity	3,540.7	3,156.7	2,923.3
Capital employed	€5,258.1	€4,769.8	€4,657.2

Return on Invested Capital (ROIC)	10.8%	7.8%	7.4%

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

RATIO OF EARNINGS TO FIXED CHARGES

	December 31,	December 31,	December 31,	December 31,	December 31,
(In millions of euro, except ratios)	2007	2006	2005	2004	2003

Earnings
Income before income taxes	€575.2	€383.4	€397.3	€357.4	€322.5
Add: fixed charges	131.0	112.1	72.1	77.7	72.9
Less: minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	(1.0)
Less: interest capitalized	(5.2)	(4.1)	(3.1)	—	—
Total earnings	€701.0	€491.4	€466.3	€435.1	€394.4

Fixed charges
Amortization of deferred financing costs	€1.1	€2.8	€3.0	€7.8	€3.2
Interest on bank loans and overdrafts	91.4	80.7	49.0	52.2	54.8
Interest capitalized	5.2	4.1	3.1	—	—
Interest on other loans	(1.4)	0.3	0.4	0.2	1.7
Interest on finance leases	10.3	6.6	2.5	2.0	2.3
Rental expense on operating leases *	24.4	17.6	14.1	15.5	10.9
Total fixed charges	€131.0	€112.1	€72.1	€77.7	€72.9

Ratio of Earnings to Fixed Charges	5.4	4.4	6.5	5.6	5.4

*	Rental expense on operating leases has been determined as the 1/3 of rental expense for each year, which we consider to be a reasonable approximation of the interest factor.